Contact

www.linkedin.com/in/william-corbin-8b463 (LinkedIn)

Top Skills

Sports Marketing
Artificial Intelligence (AI)
Startups

Languages

English (Native or Bilingual)
Spanish (Elementary)

Certifications

Private Pilot
Member

Honors-Awards

Webby Award - Best Television Website
Best and Brightest Executives Under 35
Best Broadcasting Website
Best Customer Website
Broadband Standard of Excellence

Publications

Event Marketer

William Corbin

Experienced Revenue Leader | Driving Growth and Digital Engagement | Board Member and Advisor
Los Angeles Metropolitan Area

Summary

A strategic leader specializing in digital business development, marketing, and digital strategies within media, sports, and AI industries. Proven ability in building brands, increasing sales, and developing creative campaigns. Demonstrated success in product creation, content monetization, and complex contract negotiations, leading to substantial revenue growth.

Experience

Quiet. Please Studios
Member Board of Directors
August 2021 - Present (2 years 1 month)
Los Angeles Metropolitan Area

CoFounder and Advisor this data-driven Podcast Network. Co-created a slate of 40+ podcasts including numerous top 10 ranking podcast on Apple and Spotify.

LineLeap
Sales
August 2021 - June 2023 (1 year 11 months)

Led the expansion into the western region of the United States (10 new states) by generating client hit lists and closing sales that resulted in exceeding monthly sales targets that drove revenue growth.
• Formulated holistic playbook for operational initiatives to improve customer service
• Designed strategy to leverage digital engagement and user acquisition
• Pitched promotional events that capitalized on unique market position and influence

Crafty Elk - HARD JUICE
Member Board of Directors
February 2022 - February 2023 (1 year 1 month)
Los Angeles, California, United States

Nature is better left untouched, so we formulate Crafty Elk with real juice and natural ingredients. To do this, we put the people first, while other brands provide customers with artificial preservatives, sweeteners and chemicals. Empowering people to know what’s in their beverages and where they come from is a state of mind at Crafty Elk. We make beverages with no objections!

Maslo
Advisor
November 2018 - February 2023 (4 years 4 months)
Santa Monica

A comprehensive AI platform that empowers businesses to build, deploy, and scale AI applications quickly, and effectively.

Big Life TV
Advisor - Cofounder
March 2016 - February 2023 (7 years)
Greater New York City Area

Lifestyle and female-focused linear and Digital - OTT channel. Led and secured distribution and monetization partnership with Sinclair Broadcasting and the STIRR (OTT) Service.

Sound That BRANDS
Chief Revenue Officer (CRO)
August 2019 - June 2021 (1 year 11 months)
Greater Los Angeles Area

Spearheaded revenue operations to fuel earnings, catalyzing sales growth, marketing, and customer support. This strategy produced multiple podcasts, notably a ranking in the Daily News category among Apple's top 5 and features in The New Yorker, New York Times, and many others, as well as syndication across hundreds of local radio stations

• Prospected over 300 Brand targets and provided framework for investing in branded podcasts

• Fostered relationships with potential clients that resulted in multiple sales that yielded multifaceted gains for the company and its clients

• Created several original podcasts from talent to content that secured millions of downloads and showcased both internal and external strengths in the podcasting sphere

• Research, mastered and implemented a unique way to optimize a podcast for search and rankings on Google and the major podcasting platforms – Apple, Spotify, and Google

Wasserman Media Group
Head of Digital - Brands
March 2015 - March 2016 (1 year 1 month)
Greater Los Angeles Area

Guided the building and execution of digital and technology programs that delivered best in class marketing and event activations to Fortune 500 brands across the globe.
• Provided consultative support on new technology and trends including Virtual Reality (VR/AR) ESports and Gaming, Drone Racing, Wearables, NFC, Internet of Everything, and Mobile EEG systems (Emotiv.) in order to maintain and achieve relevance
• Headed the production of high-visibility digital services for global brands such as Pepsi, Airbnb.com, American Express, Riot Game, and the Motivate Company
• Secured new retainer clients by developing and selling in strategies that increased revenue, including enhancing and revitalizing dormant and emergent marketing opportunities

Octagon
Senior Vice President - Digital
November 2009 - November 2014 (5 years 1 month)
Norwalk Connecticut

Spearheaded all aspects of the leading Sports Marketing agency's Digital division to produce marketing solutions, event activations, social media campaigns, content marketing, and consumer engagement.

Created content, events, software, mobile apps and games, and marketing programs and managed SEO, Google Ad words, Facebook advertising and more via digital channels for brands including BMW, Sony, MasterCard, Sprint, Johnson & Johnson, Allstate, Home Depot, and other Fortune 1000 brands.

Lead a highly successful team of coders, content producers, and project managers and significantly grew revenue year over year consistently exceeded all targets and goals.

Katie Brown, Inc.
Board Member - Executive Vice President
September 2007 - November 2009 (2 years 3 months)
Greater New York City Area

Directed content production, sales, brand partnerships, and distribution efforts for internationally acclaimed lifestyle author and television host, Katie Brown.
• Drove growth 5X by securing and devising brand collaborations and PR programs with top brands namely, Kraft Foods, P&G, Kellog’s, Sam's Club, Kohler, Wolf/SubZero, Uniliever and Bonnie Plants
• Produced, secured distribution and sponsorship of 6 seasons of the internationally broadcast television show Katie Brown Workshop on PBS and CreateTV
• Initiated Creative teams’ efficiency by setting budget and productivity guidelines resulting in 2X cost savings
• Brokered deal to collaborate, design and manufacture over one thousand SKU’s in home goods for the regional retail giant Meijer Stores that continued for 7 plus years and drove millions in revenue for both parties
• Negotiated a 4-book deal with Little Brown Publishing Company and supervised the creation of the content that led to multiple bestsellers

Frontier Communications

Vice President - Internet, Directory, and Advertising
September 2006 - November 2007 (1 year 3 months)
Stamford CT

Oversaw all aspects of Frontier Communications Solution’s Digital, Internet and Directory business including marketing, sales, operations, product and business development including the publication of 151 print directories and Internet directory product (FrontierPages.com)

Managed P&L in excess of $100 million while maintaining more than 60% profit margin

Led a team of 24 through five direct reports and coordinated with various key vendors.

Established new and profitable Internet business to include a “geek squad” style computer support service, hard drive back-up, e-commerce site, and wireless to-landline-to-PC virtual call manager application and the companies Peace of Mind customer service (now Frontier Secure.)

A&E Television Networks

Vice President, Digital & Interactive for A&E, History Channel, and Biography
March 2002 - September 2005 (3 years 7 months)
Greater New York City Area

Led the Interactive and Digital Divisions including marketing, production, operations, budget, and business development for websites, broadband, enhanced television, and short-form content for digital distribution
Achieved a 300% increase in traffic year-to-year for companies' primary consumer sites: HistoryChannel.com, Biography.com, and AandE.com
Amplified inventory for producing advertising sales and partnership revenue by 300%
Improved and built broadband applications for all AETN consumer websites that led to a significant revenue and traffic growth and a Webby award
Successfully implemented interactive and enhanced television efforts at a profit

CBS Interactive

Executive Producer - Vice President Business Development
July 1995 - January 2000 (4 years 7 months)
Greater New York City Area

Served on the founding team for CBS Interactive and oversaw and managed all operations, marketing, content, and strategic partnerships and all consumer-facing CBS websites as well as led a team of more than 75 through 3 direct reports.
Deployed revenue producing deals and sponsorships with companies including CDNow.com, Barnes and Noble, Infospace, Trip.com, The National Academy of Recording Arts and Sciences Grammy Awards and many other revenue partnerships
Managed all content and production of cbsnews.com, cbsnow.com, and cbs.com
Functioned as member of the team chosen to lead CBS's first entry into the Internet
Organized teams in generating and creating variety of Internet projects assigned to the unit such as all online coverage of 1996 presidential campaign and the creation of websites for CBS news programs

Fox Broadcasting Inc.

Producer - FX Network
March 1993 - July 1995 (2 years 5 months)
FX Network

Produced over 1000 hours of live television across multiple shows for the FX Network, including a daily morning show, Breakfast Time, a live music show, Sound FX, and a live morning show during on Fox Network, Fox After Breakfast.

CBS News
Page
1992 - 1993 (1 year)
New York, NY

United States Senate
Staff Assistant office of William S. Cohen
June 1991 - April 1992 (11 months)

Education

Georgetown University

University of Maine
BA, History and Engineering